

Mr. Chao-Wu Chou
Chief Executive Officer
Xodtec Group Usa, Inc.
112 North Curry Street
Carson City, NV 89703-4934

October 21, 2009

Re: **Xodtec Group Usa, Inc.**
                Item 4.01 Form 8-K
                Filed August 31, 2009 as amended September 1, 2009 and October 19, 2009
                File No. 333-148005

Dear Mr. Chou:

       We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Michael Henderson
                         Staff Accountant